COMMONGOOD SECURITIES, LLC

ORLANDO, FLORIDA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

COMMONGOOD SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 70450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/20_____ AND ENDING_____12/31/20_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CommonGood Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

824 Highland Ave, Suite 207
_____(No. and Street)_____

Orlando   FL   32803
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Shafer   407-476-5453
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
_____(Name - if individual, state last, first, middle name)_____

4920 West Cypress Street, Suite 102,   Tampa,   FL,   33607
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

*   FOR OFFICIAL USE ONLY   *Claims for
                                                                                            exemption
                                                                                            from the
requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jeff Shafer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Proof Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

STEPHEN MICHAEL WROBEL
Notary Public - State of Florida
Commission # GG 252392
My Comm. Expires Aug 26, 2022
Bonded through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **CommonGood Securities, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **CommonGood Securities, LLC** as of December 31, 2020 the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **CommonGood Securities, LLC** as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **CommonGood Securities, LLC's** management. Our responsibility is to express an opinion on **CommonGood Securities, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **CommonGood Securities, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of **CommonGood Securities, LLC's** financial statements. The supplemental information is the responsibility of **CommonGood Securities, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as **CommonGood Securities, LLC's** auditor since 2018.

Assurance Dimensions
Tampa, Florida
March 1, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

COMMONGOOD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	209,285
Accounts receivable		63,844
Prepaid expenses and other assets		19,536
Total assets	**$**	**292,665**

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Accounts payable	$	18,140
Accrued expenses		30,000
Commissions payable		17,830
Total liabilities		**65,970**

Commitments and Contingencies

Member's equity		226,695
Total liabilities and member's equity	**$**	**292,665**

The accompanying notes form an integral part of this financial statement.

COMMONGOOD SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue:

Success Fees	$	207,363
Services Fees		194,272
Other income		2,064
Total revenue		**403,699**

Expenses:

Professional fees (including sales contracting)	204,877
Employee compensation and related payroll taxes	71,849
Commission expense	60,861
Advertising and marketing	33,034
Regulatory & registration fees	11,542
Occupancy and equipment expenses	7,131
Technology, data and communication costs	5,821
Travel & entertainment	3,949
Other	22,515
Total expenses	**421,579**

Net loss	**$**	**(17,880)**

The accompanying notes form an integral part of this financial statement.

COMMONGOOD SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Member's equity balance - beginning of year	$ 369,575
Capital distributions	(125,000)
Net Loss	(17,880)
Member's equity balance - end of year	**$ 226,695**

The accompanying notes form an integral part of this financial statement.

COMMONGOOD SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:

Net loss	$ (17,880)
Adjustments to reconcile net loss to net cash used in operating activities:	
PPP loan grant	(59,500)
(Increase) decrease in operating assets:	
Accounts receivable	(49,173)
Prepaid expenses and other assets	(17,958)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	29,521
Commissions payable	17,830
Net cash used in operating activities	**(97,160)**
Financing activities	
PPP loan proceeds	59,500
Member's capital distributions	(125,000)
Net cash used in financing activities	**(65,500)**
Net decrease in cash and cash equivalents	**(162,660)**
Cash and cash equivalents - beginning of the year	371,945
Cash and cash equivalents - end of the year	**$ 209,285**

The accompanying notes form an integral part of this financial statement.

COMMONGOOD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
YEAR ENDED DECEMBER 31, 2020

Note 1 - <u>Organization</u>

CommonGood Securities, LLC (the "Company") is a Florida limited liability company based in Winter Park, FL. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides private placement and corporate finance advisory services to corporations and fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company commenced operations on February 12, 2018 and is 100% owned by CommonGood Capital, LLC (the "Parent").

Note 2 - <u>Significant Accounting Policies</u>

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined. (Note 3)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Significant Accounting Policies (Continued)</u>

Revenue Recognition

The Company recognizes revenue in accordance with ASC606, Revenue from Contracts with Customers.

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company enters into fee agreements with corporations and fund managers for various private placement offerings. The Company earns Success Fees by referring qualified prospective investors to the investment fund. The Company may receive distribution fees paid by the fund manager or fund upfront and/or over time. The Company believes its performance obligation is the referral of investors which is fulfilled when the investor purchases an interest in a fund (trade date). Any fixed amounts are recognized on trade date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, since the uncertainty is dependent on the value of the fund at future points in time as well as the length of time an investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of the fund and the investors' activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

In addition, the Company may recognize revenue from consulting fees which may be earned and recognized over the life of the underlying agreement, at the time work is performed and services are rendered. They are presented as Service Fees on the Statement of Operations for the year ended December 31, 2020.

Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. At December 31, 2020 the Company is not in excess of federally insured limits.

Note 2 - <u>Significant Accounting Policies (Continued)</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less. As of December 31, 2020, the Company has $178,994 cash equivalents in its Money Market account.

Accounts Receivable

Accounts receivable represent amounts due from fund managers for various private placement offerings. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2020 because it was fully collected.

Operating Expenses

Operating expenses such as professional services fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Income Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a single member Limited Liability Company. In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes,* the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2017 through 2020 tax years are open for examination by the federal and state taxing authorities. As of December 31, 2020 there were no examinations in process.

Relevant Accounting Pronouncements

In February 2016, the FASB issued an accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. The Company has determined that the new lease accounting standard (ASC842) does not apply to the Company since it only has a short-term lease arrangement.

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates. Other accounting standards that have been issued or proposed by FASB or other standards

Note 2 - <u>Significant Accounting Policies (Continued)</u>

setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2020 and March 1, 2021, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events that occurred during the period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company's "Net Capital" was $143,315 and the "Required Net Capital" was $5,000. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.46 to 1.

Note 4 – <u>Paycheck Protection Program ("PPP") Loan</u>

In April 2020, the Company received a $59,500 PPP loan authorized by the CARES Act. In June 2020, the AICPA issued Technical Question and Answer ("TQA") 3200.18, *Borrower Accounting for a Forgivable Loan Received Under the Small Business Administration Paycheck Protection Program*. The TQA addresses accounting for nongovernmental entities that believe the PPP loan represents, in substance, a grant that is expected to be forgiven, it may account for the loan as a deferred income liability. The TQA further states that if such an entity expects to meet the PPP's eligibility criteria and concludes that the PPP loan represents in substance, a grant that is expected to be forgiven, it may analogize to International Accounting Standard ("IAS") 20 to account for the PPP loan. The loan was fully forgivable and was treated as a grant under IAS20. Under the standard, the grant was presented as a reduction of rent and payroll expenses on a systematic basis over the periods in which these monthly expenses were incurred.

COMMONGOOD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
YEAR ENDED DECEMBER 31, 2020

Note 5 – <u>Risk and Uncertainties</u>

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. During the second quarter of 2020 the Company received a fully forgivable Paycheck Protection Program ("PPP") loan, to help cover payroll and rental expenses of the Company. While to date the Company has not been required to stop operating, management is evaluating its use of its office space, virtual meetings and the like. The Company continues to monitor the impact of the COVID-19 (coronavirus) outbreak closely. The extent of which the COVID-19 (coronavirus) outbreak will impact our operations, ability to obtain financing or future financial results is uncertain. However, the Company continues to monitor the impact of the COVID-19 (coronavirus) outbreak closely as new developments and challenges take place.



COMMONGOOD SECURITIES, LLC
Supplemental Information
Computation of Net Capital Pursuant to S.E.C. Rule 15c3-1
December 31, 2020

Net Capital
Total member's equity from the Statement of Financial Condition | **$ 226,695**

Deduct Non-Allowable Assets
Accounts Receivable | (63,844)
Other Assets | (19,536)
Non-Allowable Assets | (83,380)

Net Capital | **143,315**

Net Capital Requirements
Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of
$ 65,970 | 5,000

Excess Net Capital | **$ 138,315**

Aggregate Indebtedness Ratio (Maximum Allowable 1500%):

Aggregate Indebtedness | 65,970
Divided By | /
Net Capital | 143,315

Aggregate Indebtedness Ratio | **0.46**

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2020)

Net Capital as reported in Company's Part IIA unaudited
amended FOCUS report | $ 134,935
Accrual Adjustments | 8,380
Adjusted Net Capital | $ 143,315

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

COMMONGOOD SECURITIES. LLC

**STATEMENT ON EXEMPTION FROM
THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENT UNDER RULE 15c3-3**

DECEMBER 31, 2020

The Company did not claim an exemption to SEA Rule 15c3-3 throughout the fiscal year ended December 31, 2020, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014, in relation to the Company's private placement of securities business.

In order to avail itself from this option, the Company represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts, and will remain, limited to private placement of securities business and merger & acquisitions advisory services.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

COMMONGOOD SECURITIES, LLC

**STATEMENT ON EXEMPTION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3**

DECEMBER 31, 2020

The Company did not claim an exemption to SEA Rule 15c3-3 throughout the fiscal year ended December 31, 2020, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014, in relation to the Company's private placement of securities business.

In order to avail itself from this option, the Company represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts, and will remain, limited to private placement of securities business and merger & acquisitions advisory services.

The Company had no obligation under Rule 15c3-3 throughout the most recent fiscal year without exemption.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.





CommonGood Securities
275 E. Webster Avenue
Winter Park, FL 32789
888-736-4485
info@commongoodcap.com
commongoodcap.com

March 1, 2021

Exemption Report Pursuant to Rule 17A-5 of the Securities and Exchange Commission

RE: CommonGood Securities, LLC – December 31, 2020 Audit

CommonGood Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients;(2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jeff Shafer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature
Name: Jeffrey Shafer
Title: CEO
Company: CommonGood Securities, LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of **CommonGood Securities, LLC:**

We have reviewed management's statements, included in the accompanying **CommonGood Securities, LLC**, in which (1) **CommonGood Securities, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **CommonGood Securities, LLC** placed reliance on footnote 74 to SEC Release 34-70073, and (2) **CommonGood Securities, LLC** stated that **CommonGood Securities, LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **CommonGood Securities, LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **CommonGood Securities, LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 to SEC Release 34-70073.

Assurance Dimensions
Tampa, Florida
March 1, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com